VMware, Inc.
3401 Hillview Avenue	(877) 486-9273 main	www.vmware.com
Palo Alto, CA 94304	(650) 427-5001 fax

April 18, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Craig Wilson, Sr. Asst. Chief Accountant

Re:	VMware, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-33622

Dear Mr. Wilson:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this letter is being filed in response to comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Kevan Krysler, the Company’s Chief Accounting Officer, dated April 10, 2014 (the “Letter”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2013 (the “Form 10-K”).

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 93

1.	Please amend your Form 10-K to provide Management’s Annual Report on Internal Control Over Financial Reporting as required by Item 308(a) of Regulation S-K.

Response:

The Company advises the Staff that it is concurrently filing an amendment to its Form 10-K to insert Management’s Annual Report on Internal Controls Over Financial Reporting, which was inadvertently omitted from Part II, Item 9A, Controls and Procedures.

2.	Please tell us how you considered whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2013.

Response:

The Company advises the Staff that it has considered whether management’s failure to provide in the Form 10-K its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013. In re-evaluating our disclosure controls and procedures, we have concluded that the omission of management’s report in the Form 10-K was the result of a clerical error and does not impact our conclusion that the Company’s disclosure controls and procedures as of December 31, 2013 were effective.

As part of our re-evaluation of the overall effectiveness of our disclosure controls and procedures as of December 31, 2013, we carefully considered a number of factors, including: established SEC guidance on such controls and procedures; the overall design of our disclosure controls and procedures; and the nature of this particular omission. We confirmed that prior to the Form 10-K filing, management did, in fact, perform its evaluation of the Company’s internal control over financial reporting as of December 31, 2013 and concluded that the controls were effective. In weighing all these factors with the definition of disclosure controls and procedures provided in Rule 13a-15(e), management continues to believe that, notwithstanding the omission of certain required language in Item 9A of the Form 10-K, the Company’s disclosure controls and procedures were effective for the reasons set forth in more detail below.

Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. We note that the definition in Rule 13a-15(e) provides that “disclosure controls and procedures” are controls and procedures “. designed to ensure that information required to be disclosed” is reported accurately and in a timely fashion. In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the Commission noted that the Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer’s Exchange Act reports.” As we stated in Item 9A of the Form 10-K, the Company’s management “does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors” and “any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met” and “no evaluation of controls can provide absolute assurance that misstatements due to error . . . will not occur.” Accordingly, we believe that disclosure controls, even when effective, may not prevent all errors, including clerical errors in the application of such controls.

Our disclosure controls and procedures are designed with a number of checks that we believe provide reasonable assurance that the information required to be disclosed is reported accurately and in a timely fashion. Our disclosure controls and procedures with respect to reporting include, among other things, the following:

•	Initial drafts of the Company’s periodic reports are prepared and reviewed by members of our SEC reporting group.

•	After initial internal review, the Company’s periodic reports are reviewed by senior members of our finance and accounting groups and by other senior Company employees across various functions and departments, including internal and external counsel.

•	Throughout the course of preparing and reviewing any periodic report, members of our SEC reporting group and employees from certain other departments regularly discuss and resolve comments, and questions.

•	The Company’s independent accountants annually audit the Company’s consolidated financial statements included in the Form 10-K and issue a “Report of Independent Registered Public Accounting Firm” stating that, in their opinion, the consolidated financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America. The Company’s independent accountants also read with professional standards the periodic reports for consistency with the consolidated financial statements.

•	After this review and revision process, the draft periodic report is then provided to the Company’s Disclosure Committee, which is comprised of our chief accounting officer, our deputy general counsel responsible for corporate securities, our vice president of internal audit and other senior members of our finance, SEC reporting, legal, investor relations, communications and human resources groups. The Disclosure Committee meets to discuss the report and address any outstanding issues.

•	The Audit Committee of our board of directors meets with the Company’s management, internal audit, and independent registered public accounting firm to review the entire Form 10-K document and provide comments before the report is filed.

•	Prior to filing, members of the Disclosure Committee, including our chief accounting officer and representatives from our legal and internal audit groups, along with our general counsel and our vice president of compliance meet with our principal executive officer and principal financial officer to review the periodic reports and management’s evaluation of the effectiveness of our internal control over financial reporting and our disclosure controls.

•	Our SEC reporting group prepares and reviews a disclosure checklist.

•	The Company’s outside securities counsel also reviews our Form 10-K, including performing a “rules check” of the report, comparing the disclosure provided in the report to the disclosure requirements contained in Form 10-K and in Regulation S-K to verify compliance with those disclosure requirements.

During the preparation of the Form 10-K, we followed the procedures outlined above, including the two separate disclosure compliance rules checks described above. We confirmed that the compliance checks included a check of the Form 10-K, Item 9A requirement to provide the information required by Items 307 and 308 of Regulation S-K. Nevertheless, as a result of a clerical error, Management’s Annual Report on Internal Controls Over Financial Reporting was inadvertently omitted from Item 9A of the Form 10-K. However, for the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determination that, as of December 31, 2013, its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

In connection with the responses to the comments set forth above, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-1668 (telephone) or via email at kkrysler@vmware.com.

Very truly yours,

/s/ KEVAN KRYSLER

Kevan Krysler
Chief Accounting Officer

cc:	Christine Davis, Securities and Exchange Commission
Jonathan Chadwick, Chief Financial Officer and Executive Vice President, VMware, Inc.
Dawn Smith, Senior Vice President and General Counsel, VMware, Inc.

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